

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 12, 2009

VIA U.S. MAIL

Mr. Wayne D. Cockburn
President and Chief Executive Officer
Impact Medical Solutions, Inc.
17011 Beach Boulevard
Suite 900
Huntington Beach, California 92647

> **Re:** **Impact Medical Solutions, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed April 15, 2009**
> **File No. 000-52117**

Dear Mr. Cockburn:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Accounting Branch Chief